UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

January 15, 2018

Company Name	: Mizuho Financial Group, Inc.
Representative	: Yasuhiro Sato, President & Group CEO
Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo
Security Code	: 8411 (Tokyo Stock Exchange 1st Section)

Announcement of Changes in Representative Executive Officer,

Directors and Executive Officers

Mizuho Financial Group, Inc. (MHFG) hereby announces the following changes in MHFG’s Representative Executive Officer, Directors and Executive Officers, as well as its subsidiaries’ Representative Director, Directors and Executive Officers.

1.	Changes in Representative Executive Officer

(1)	Reason for Changes

Changes in Representative Executive Officer due to changes in Director and Executive Officer.

(2)	Changes in Representative Executive Officer

(Effective as of April 1, 2018)

Name	New Position	Current Position
Yasuhiro Sato	Chairman, Executive Officer*	Member of the Board of Directors, President & Group CEO (Representative Executive Officer*)

Tatsufumi Sakai	President & Group CEO (Representative Executive Officer*)	-

(Note) *: Executive Officers as Defined in the Companies Act

2.	Changes in Directors and Executive Officers

(Effective as of April 1, 2018)

Name	New Position	Current Position
Koichi Iida	Retired	Member of the Board of Directors, Managing Executive Officer*, Head of Strategic Planning Group

(Effective in late June 2018)

Name	New Position	Current Position
Yasuhiro Sato	Chairman	(Mentioned above)

Tatsufumi Sakai	Member of the Board of Directors, President & Group CEO (Representative Executive Officer*)	(Mentioned above)

The appointment of Mr. Yasuhiro Sato and Mr. Tatsufumi Sakai as Member of the Board of Directors is subject to approval at the ordinary General Meeting of Shareholders of MHFG in June 2018.

(Note) *: Executive Officers as Defined in the Companies Act

3.	Brief Personal Record of New Representative Executive Officer

Name	Tatsufumi Sakai
Date of Birth	August 27, 1959
Education	Mar. 1984	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Joined the group in Apr. 1984

	Apr. 2011	Executive Officer, Senior Corporate Officer of Strategic Planning Group of the former Mizuho Corporate Bank, Ltd.

Apr. 2012

Executive Officer, General Manager of Group Planning Division of Mizuho Financial Group, Inc.

Executive Officer, General Manager of Group Planning Division of the former Mizuho Bank, Ltd.

Executive Officer, General Manager of Group Planning Division of the former Mizuho Corporate Bank, Ltd.

Apr. 2013

Managing Executive Officer, Head of Investment Banking Unit of Mizuho Financial Group, Inc. (until Apr. 2014)

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Bank, Ltd.

Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of the former Mizuho Corporate Bank, Ltd.

	Jul. 2013	Managing Executive Officer, Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services) of Mizuho Bank, Ltd.

	Apr. 2014	Managing Executive Officer, Head of International Banking Unit of Mizuho Financial Group, Inc. Managing Executive Officer, Head of International Banking Unit of Mizuho Bank, Ltd.

	Apr. 2016	President & CEO of Mizuho Securities Co., Ltd. (current)

Number of shares of our common stock owned (as of September 30, 2017): 308,538

4.	Changes in Directors and Executive Officers of Subsidiaries

[Mizuho Bank, Ltd. (MHBK)]

(Effective as of April 1, 2018)

Name	New Position	Current Position
Koichi Iida	Retired	Executive Managing Director, Managing Executive Officer, Head of Strategic Planning Group

[Mizuho Securities Co., Ltd. (MHSC)]

(Effective as of April 1, 2018)

Name	New Position	Current Position
Koichi Iida	President & CEO	-

Tatsufumi Sakai	Retired	President & CEO (Representative Director)

The appointment of Mr. Koichi Iida as Member of the Board of Directors is subject to approval at the General Meeting of Shareholders of MHSC to be held on April 1, 2018.

(Effective as of April 2, 2018)

Name	New Position	Current Position
Koichi Iida	President & CEO (Representative Director)	(Mentioned above)

Management changes above are on the assumption that any permission required will be obtained from the relevant authorities.

Inquiries:
Corporate Communications Department
+81-3-5224-2026

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